Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.251.4000 www.gibsondunn.com
Eric Scarazzo Direct: +1 212.351.2389 Fax: +1 212.351.5289 EScarazzo@gibsondunn.com

June 3, 2022

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ioneer Ltd Amendment No. 1 to Draft Registration Statement on Form 20FR12B Submitted April 28, 2022 CIK No. 0001896084

To Whom It May Concern:

On behalf of ioneer Ltd (the “Company”), this letter responds to your letter, dated May 24, 2022 (the “Comment Letter”), regarding the above-referenced amendment to draft Registration Statement on Form 20-FR12B (the “Registration Statement”), confidentially submitted on April 28, 2022.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently filing its registration statement on Form 20-FR12B (the “Form 20-F”).  All page number references contained in the Company’s responses below correspond to the page numbers in the Form 20-F.

Amendment No. 1 to Draft Registration Statement on Form 20-F

Capitalization and Indebtedness, page 8

1.
We note your revised capitalization table presents your entire balance sheet as of December 31, 2021. Please note that capitalization typically includes the total amount of a entity’s cash, outstanding securities, including short-term debt, long-term debt and equity. Please revise your calculation and presentation of capitalization accordingly.

The capitalization table on page 8 of the 20-F has been revised accordingly.

June 3, 2022

Risk Factors
Business Risks

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate, page 13

2.
We note your response to prior comment 4 and that you disclose on page 14 that “FWS has also stated that the designation of critical habitat is prudent but not determinable at this time and it intends to propose designated critical habitat subsequently.” We also note you disclose on page F-40 that the FWS announced on February 2, 2022 that it had proposed critical habitat to accompany its proposal to list Tiehm’s buckwheat as an endangered species under the Endangered Species Act. Please update your disclosure accordingly.

Pages 14, 16 and 35 of the Form 20-F have been revised accordingly.

Risks Related to an Investment in the ADS
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement…, page 17

Risk Factors, page 9

3.
We note your revised disclosure in response to prior comment 3. Please expand your disclosure here and on page 80 to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Pages 18 and 80 of the 20-F have been revised to expand the disclosure with respect to the inability to waive compliance with federal securities laws.

Operating and Financial Review and Prospects, page 38

4.
Your discussion of the Company’s financial condition and results of operations shall cover the historical periods of the financial statements. Please add a discussion of your financial condition and results of operations as of and for the six months ended December 31, 2021. Refer to Item 5. Operating and Financial Review and Prospects of Form 20-F.

Pages 38-42 of the 20-F have been revised accordingly.

Exhibits

5.
We note your response to prior comment 12. However, we also note that you disclose that you are the operator and 100% owner of the Rhyolite Ridge Lithium-Boron Project and that you acquired your initial interest in the Rhyolite Ridge Project under a Mining Lease and Option to Purchase Agreement with Boundary Peak Minerals dated June 3, 2016, you have made four progress payments under the agreement and the final payment will fall due following your decision to mine the property. In addition, we note you disclose that you anticipate committing approximately 70 to 80% of your expected lithium carbonate production under the EcoPro offtake agreement and 100% of your first year boric acid production and more than 85% of your boric acid production in years two and three under the Distribution and Sale Agreements with Kintamani Resources Pte Limited and Boron Bazar Limited. Please file these agreements as exhibits to your registration statement or further clarify why you believe they are ordinary course and you are not substantially dependent on these agreements.

June 3, 2022

The Company has filed the Mining Lease and Option to Purchase Agreement with Boundary Peak Minerals, dated June 3, 2016, as an exhibit to the 20-F.

The Company has concluded that its offtake and sales agreements are not required to be filed as exhibits because these contracts were made in the ordinary course of business and the Company is not substantially dependent upon any such contract, including for the reasons set forth below.  The Company has amended pages 27 and 33 of the Form 20-F to clarify its discussion of its existing and future offtake and sales agreements in response to the Staff’s comment.  The Company currently has entered into two offtake and two distribution and sales agreements and expects to enter into additional agreements of similar type in the near term and from time to time.  To clarify the prior disclosure, the Company has indicated that its 3-year agreement with EcoPro is expected to represent approximately 34% of initial lithium carbonate production.  The Company expects that EcoPro plus additional offtake and sales contracts with other customers will, in aggregate, account for approximately 70-80% of initial lithium carbonate production.  Regarding boric acid, its 5-year offtake agreement with Dalian Jinma will potentially represent approximately 60% of expected production. In addition, its two distribution and sales agreements with Kintamani Resources Pte Limited and Boron Bazar Limited, respectively, have minimum sales volume targets that, when aggregated with the offtake agreement, would account for 100% of first year production and more than 85% of boric acid production in years two and three.

Additional factors that affect the Company’s determination that it is not substantially dependent upon any of these agreements include that (i) the Company does not have current mining operations because it has not yet made a final investment decision (“FID”) with respect to the project, (ii) the Company does not rely on these agreements as a source of financing, and (iii) because the market for lithium carbonate and boric acid has traditionally not depended on offtake contracts, the Company believes it can sell its future products to alternative customers if any of these agreements were terminated.

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If you have any questions regarding this letter or the 20-F, please call me at (212) 351-2389 or e-mail me at escarazzo@gibsondunn.com.

Very truly yours,

/s/  Eric Scarazzo

Eric Scarazzo
Gibson, Dunn & Crutcher LLP

cc: Ian Bucknell, Chief Financial Officer and Company Secretary of ioneer Ltd
John Gaffney, Gibson, Dunn & Crutcher LLP